For Immediate Release                                       Contact Susan Gordon
April 15, 2009                                                      212 702-4309

     New York, New York (AMLN:NASDAQ). Carl Icahn announced today that he had sent the following letter to Joseph C. Cook, Jr., Chairman of the Board of Amylin Pharmaceutical, Inc. concerning the election of directors to take place at the forthcoming annual meeting of Amylin's stockholders:

                                                     April 15, 2009

Mr. Joseph C. Cook, Jr.
Chairman of the Board
Amylin Pharmaceuticals, Inc.
9360 Towne Centre Drive
San Diego, CA 92121

Dear Mr. Cook:

     Amylin is a prime example of what is wrong with the corporate governance of most American public companies.

     We agree with you that the board of Amylin should change. However, three major stockholders of Amylin, namely Eastbourne, ourselves and, significantly, Ted Greene - Amylin's co-founder, all agree that the obvious choice for the first director to leave Amylin's board is you. You have been the Chairman and/or CEO during the time that an enormous amount of stockholder value has been destroyed and for reasons, described below, a flawed strategy has existed for far too long. Removing Ted Green (Amylin's co-founder) and Ginger Graham (former
CEO) rather than you seems like a manifestation of what we believe is the "cult of personality" which has adversely affected Amylin.

     Like an "imperial" chairman you have taken steps to entrench yourself that we believe to be unconscionable. You not only have the poison pill but your 2007 indenture has a poison put and your 2007 credit agreement has an even worse poison put. In addition, as a direct result of your poison pill, large
stockholders  of  Amylin,   such  as  my  entities,   may  not  have  meaningful
conversations with other large stockholders such as Eastbourne. Even in DICTATORSHIPS dissidents are allowed to COMMUNICATE with each other. But not at Amylin.

     Several months ago, I informed you that based on our status as one of Amylin's largest stockholders and based upon the experiences that I and my suggested nominees had in ImClone Systems, I believed it would be in Amylin's best interest to give these nominees representation on Amylin's board. My nominees and I were proactive in the enhancement of stockholder value at ImClone. AS YOU MAY BE AWARE, AFTER I WAS ELECTED TO THE BOARD OF IMCLONE IN OCTOBER 2006, ITS PER SHARE MARKET VALUE INCREASED BY 135% THROUGH ITS SALE IN LATE 2008. IT IS INTERESTING TO NOTE THAT, IN DIRECT CONTRAST, DURING THE SAME PERIOD AMYLIN'S PER SHARE MARKET VALUE DECLINED IN VALUE BY 85%. Given that Amylin is flailing, as is evident from the market for its shares, it is ludicrous and arrogant for you to contend that my highly qualified nominees, who were among those responsible for such wonderful results at ImClone, cannot be beneficial to Amylin. Additionally, it is even more absurd and irresponsible to enter into a "debilitating" proxy fight to keep my nominees, who are proven and knowledgeable individuals, off the board.

     Around the same time that I asked you for board representation, another large stockholder, Eastbourne, also informed you it was dissatisfied with the way you were operating the company and wished to have its representatives placed on the board. It also informed you it would like the Icahn group to have representation. In our subsequent discussions, I informed you that I would like Eastbourne, as well as some of my nominees, to be represented on the board. While you have stated to us that a proxy fight would be "debilitating" for the company you have steadfastly refused to allow Eastbourne and us to meet with you TOGETHER to discuss just how to avoid the "debilitating" proxy fight. Further, your poison pill prevents Eastbourne and the Icahn group from having any constructive dialogue with each other.

     Having two major stockholders both independently decide to run a proxy fight against the same board is rare - it dramatically shows how stockholders have lost faith in the Amylin's board's ability to run the company.
Additionally, it is also almost unheard of, at the same time, to have a co-founder and director of the company resign and express his displeasure with your stewardship.

     How could it NOT be in the best interest of Amylin and its stockholders to allow a dialogue to begin among Eastbourne, the Icahn group and the company? We could immediately enter into discussions on how to end TWO "debilitating" proxy fights, and more importantly, how to enhance stockholder value in other ways. With all due respect, Amylin, under your stewardship, has made many grievous mistakes. For example, Amylin never should have undertaken to spend enormous amounts of money to maintain a large commercial operation in primary care diabetes sales --- an absurd commercial effort for a small biotech company. (Had we been on the board of Amylin when its deal with Lilly was consummated, we would have fought for a royalty paying arrangement with an option to co-promote Byetta - an arrangement that could possibly have caused Amylin to have positive cash flow today.) SG&A has been made too high at Amylin in part as a result of the primary-care sales force, and in part because management and the board allowed it to happen. Amylin's SG&A is approximately 47% of sales compared with other similar biotech companies(1) whose median SG&A is approximately 22%. As directors, my nominees would seek to have Amylin renegotiate with Lilly to change their commercial agreement. In addition, we believe that the company should engage experts to advise on how to reduce the amount of money being wasted at Amylin. However, at the risk of being facetious, I wouldn't be opposed to making expenditures to discover an antidote for Amylin's poison pill and poison puts. I look forward to your response.

                                                     Sincerely,


                                                     /s/ Carl Icahn
                                                     --------------
_________________________
(1) As reported by Amgen Inc., Celgene Corporation, Genentech Inc. and Gilead Sciences, Inc. for the fiscal year ended 2008.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, MR. JULES HAIMOVITZ, DR. PETER LIEBERT, DR. DAVID SIDRANSKY, MR. MAYU SRIS, MR. JEFFREY MECKLER, MR. ERIC ENDE, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC, FOR USE AT ITS ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY MR. ICAHN AND CERTAIN OF HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2009, WHICH DOCUMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION' S WEBSITE AT HTTP://WWW.SEC.GOV.